Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited - thousands of United States dollars)

	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash	$427,349	$420,776
Trade and other receivables	6,351	9,906
Derivative assets (note 13)	33,000	32,000
Value added taxes recoverable (note 9)	22,884	16,684
Inventory (note 8)	96,926	85,718
Prepaid expenses	6,954	6,036
	593,464	571,120
Property, plant and equipment (note 12)	1,325,921	1,320,739
Exploration and evaluation properties (note 11)	181,948	181,948
Other non-current assets	6,110	4,526
TOTAL ASSETS	$2,107,443	$2,078,333

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 14)	$143,563	$111,924
Derivative liabilities (note 13)	228,843	181,877
Current portion of long term debt (note 15)	20,000	20,000
Deferred revenue (note 16)	129,215	125,354
Income taxes payable	40,677	90,686
	562,298	529,841
Derivative liabilities (note 13)	—	18,260
Long term debt (note 15)	286,073	335,735
Lease obligations (note 17)	9,134	6,347
Deferred revenue (note 16)	141,932	175,647
Site closure provisions (note 18)	106,169	106,848
Other long term liabilities	1,547	4,614
Deferred tax liabilities	243,862	244,887
TOTAL LIABILITIES	1,351,015	1,422,179

SHAREHOLDERS' EQUITY
Share capital (note 19)	570,765	544,398
Reserves	21,103	22,590
Accumulated other comprehensive loss	(3,830)	(3,840)
Retained earnings	168,390	93,006
TOTAL SHAREHOLDERS’ EQUITY	756,428	656,154

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,107,443	$2,078,333

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited - thousands of United States dollars, except per-share amounts)

	Three months ended March 31
	2026	2025
REVENUE (note 3)	$378,880	$140,670

COST OF SALES
Operating costs (note 4(a))	(95,407)	(48,272)
Depletion and depreciation	(47,728)	(16,799)
Royalties (note 4(b))	(12,447)	(3,345)
	(155,582)	(68,416)

EARNINGS FROM MINING OPERATIONS	223,298	72,254

EXPLORATION AND EVALUATION (note 5)	(6,032)	(8,879)

GENERAL AND ADMINISTRATIVE EXPENSES (note 6)	(11,481)	(15,802)

OTHER
Interest income	3,834	1,825
Depreciation	(174)	(120)
Share based payments (note 21)	(4,386)	(3,318)
Interest and accretion expense (note 7)	(13,714)	(6,799)
Fair value adjustments on financial instruments (note 13)	(46,650)	(80,725)
Foreign exchange gain (loss)	134	(2,427)
Other gains (losses)	(1,214)	(16)
	(62,170)	(91,580)

INCOME (LOSS) BEFORE TAXES	143,615	(44,007)

Income taxes (note 28)	(68,210)	(25,825)

INCOME (LOSS) FOR THE PERIOD	$75,405	$(69,832)

Items that may in future be reclassified to profit or loss:
Fair value loss on cash flow hedging instruments	(1,436)	—
Other	10	(16)
TOTAL COMPREHENSIVE INCOME (LOSS)	$73,979	$(69,848)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 20)
Basic (millions)	344.2	322.4
Diluted (millions)	399.5	322.4

EARNINGS (LOSS) PER SHARE (note 20)
Basic	$0.22	$(0.22)
Diluted	$0.20	$(0.22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - thousands of United States dollars)

	Three months ended March 31
	2026	2025
OPERATING ACTIVITIES
Income (loss) for the period	$75,405	$(69,832)
Adjustments for items not affecting cash:
Depreciation and depletion	47,902	16,919
Share based payments expense (note 21)	4,386	3,318
Fair value adjustments on financial instruments (note 13)	46,650	80,725
Deliveries of metal under the gold prepay (note 16)	(35,834)	(11,535)
Unrealized foreign exchange loss	291	2,565
Other	1,318	43
Adjustments for:
Advance received under the gold prepay (note 16)	—	384,402
Interest and accretion expense (note 7)	13,714	6,799
Income tax expense	68,210	25,825
Income taxes paid	(92,980)	(32,979)
Income tax instalments paid	(25,575)	(5,020)
Cash provided by operating activities before changes in non-cash working capital	103,487	401,230
Changes in non-cash working capital (note 23(b))	8,901	10,235
Cash provided by operating activities	112,388	411,465

INVESTING ACTIVITIES
Cash paid for acquisition of Musselwhite Mine Ltd.	—	(798,504)
Contingent consideration payment	(9,000)	—
Purchase of plant and equipment	(19,398)	(10,731)
Expenditures on mineral properties	(30,122)	(6,932)
Deposits and payments on long term assets	(1,584)	618
Cash used in investing activities	(60,104)	(815,549)

FINANCING ACTIVITIES
Contingent consideration payment	(11,000)	—
Repayments of Credit Facility (note 15)	(35,000)	—
Proceeds from Credit Facility (note 15)	—	250,000
Convertible notes issued (note 15)	—	200,000
Transaction costs related to the Credit Facility (note 15)	—	(1,186)
Settlement of gold forward contracts	—	(23,587)
Proceeds from exercise of stock options and warrants	7,996	5,286
Interest paid	(5,240)	(2,822)
Lease payments	(1,187)	(212)
Cash provided by (used in) financing activities	(44,431)	427,479

Effects of exchange rate changes on cash	(1,280)	(13)

Net increase in cash	6,573	23,382
Cash, beginning of period	420,776	160,849
CASH, END OF PERIOD	$427,349	$184,231

Supplemental cash flow information (note 23)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - thousands of United States dollars)

	Common shares
	Number of shares (thousands)	Amount	Share based payments reserve	Hedge reserve	Warrants reserve	Equity component of convertible notes issued	Total	Accumulated Other Comprehensive Income (loss)	Accumulated deficit	Total
Balance at January 1, 2025	321,678	$494,833	$12,131	$—	$13,051	$—	$25,182	$(3,783)	$(8,787)	$507,445
Equity component of convertible notes	—	—	—	—	—	1,000	1,000	—	—	1,000
Warrants exercised (note 19)	461	1,304	—	—	(98)	—	(98)	—	—	1,206
Options exercised (note 21)	1,436	5,814	(1,734)	—	—	—	(1,734)	—	—	4,080
RSUs issued upon vesting (note 21)	98	440	(440)	—	—	—	(440)	—	—	—
Share based payments (note 21)	—	—	1,222	—	—	—	1,222	—	—	1,222
Loss for the period	—	—	—	—	—	—	—	—	(69,832)	(69,832)
Other comprehensive loss	—	—	—	—	—	—	—	(16)	—	(16)
Balance at March 31, 2025	323,673	$502,391	$11,179	—	$12,953	$1,000	$25,132	$(3,799)	$(78,619)	$445,105

Balance at January 1, 2026	340,137	$544,398	$12,845	$(127)	$8,872	$1,000	$22,590	$(3,840)	$93,006	$656,154
Conversion of convertible notes	3,314	13,093	—	—	—	—	—	—	—	13,093
Hedging loss transferred to inventory	—	—	—	250	—	—	250	—	—	250
Warrants exercised (note 19)	2,188	11,435	—	—	(422)	—	(422)	—	—	11,013
Options exercised (note 21)	26	146	(41)	—	—	—	(41)	—	—	105
RSUs issued upon vesting (note 21)	262	1,693	(1,693)	—	—	—	(1,693)	—	—	—
Share based payments (note 21)	—	—	1,855	—	—	—	1,855	—	—	1,855
Income for the period	—	—	—	—	—	—	—	—	75,405	75,405
Dividends declared	—	—	—	—	—	—	—	—	(21)	(21)
Other comprehensive income (loss)	—	—	—	(1,436)	—	—	(1,436)	10	—	(1,426)
Balance at March 31, 2026	345,927	$570,765	$12,966	$(1,313)	$8,450	$1,000	$21,103	$(3,830)	$168,390	$756,428

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 2020, 666 Burrard Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Musselwhite Mine in Ontario, Canada, the Camino Rojo gold and silver mine in Zacatecas State, Mexico, the South Carlin Complex in Nevada, USA, and the Cerro Quema gold project in Panama.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these condensed interim consolidated financial statements of the Company in accordance with IAS 34 «Interim Financial Reporting» as issued by the International Accounting Standards Board, and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. In these financial statements, $ means United States dollars and C$ means Canadian dollars.

On May 8, 2026, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

(b)	Going concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Orla Mining Ltd. is the ultimate parent entity of the group. At March 31, 2026, the main operating subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Principal activity	Ownership	Location
Musselwhite Mine Ltd.	Production	100%	Canada
Minera Camino Rojo SA de CV	Production	100%	Mexico
Gold Standard Ventures (US) Inc.	Exploration	100%	USA
Minera Cerro Quema SA	Exploration	100%	Panama

(d)	Material accounting policy information

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2025 and 2024.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025.

(e)	Significant judgements and estimates

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2025.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

3.	REVENUE

	Three months ended March 31
	2026	2025
Gold	$373,034	$135,137
Silver	5,846	5,533
Revenue	$378,880	$140,670

Customer A	$176,922	$39,633
Customer B	146,864	64,078
Customer C	26,629	25,914
Others	28,465	11,045
Revenue	$378,880	$140,670

During the three months ended March 31, 2026, two customers each contributed more than 10% of total revenues for a combined total of approximately 85% of revenues. The Company is not economically dependent on any specific customers for the sale of its product because gold can be sold through numerous gold traders worldwide.

4.	COST OF SALES

(a)	Operating costs

	Three months ended March 31
	2026	2025
Mining and processing costs	$94,991	$47,253
Refining and transportation costs	416	1,019
	$95,407	$48,272

(b)	Royalties

	Three months ended March 31
	2026	2025
Camino Rojo Oxide NSR royalty	$1,746	$1,835
Mexican Extraordinary Mining Duty	884	930
Musselwhite royalty	9,817	580
	$12,447	$3,345

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

5.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended March 31
	2026	2025
Camino Rojo	$907	$1,534
Musselwhite	1,076	225
South Railroad	2,757	3,542
Cerro Quema	1,181	3,443
Other	111	135
	$6,032	$8,879

6.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31
	2026	2025
Office and administrative	$1,267	$1,231
Professional fees	7,034	11,355
Regulatory and transfer agent	350	475
Salaries and benefits	2,830	2,741
	$11,481	$15,802

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

7.	INTEREST AND ACCRETION EXPENSE

	Three months ended March 31
	2026	2025
Interest expense
Amended Credit Facility (note 15)	$2,800	$1,650
Convertible notes (note 15)	2,078	764
Interest expense on lease liabilities (note 17)	214	49
Other	148	430
Interest expense	5,240	2,893

Accretion expense
Accretion of site closure provisions (note 18)	1,071	378
Deferred revenue (note 16)	5,980	3,050
Convertible notes (note 15)	1,324	445
Credit Facility inception costs (note 15)	99	33
Accretion expense	8,474	3,906

Interest and accretion expense	$13,714	$6,799

8.	INVENTORY

	March 31, 2026	December 31, 2025
Stockpiled ore	$8,844	$6,422
In-process inventory	44,594	38,687
Finished goods inventory	10,718	11,289
Materials and supplies	32,770	29,320
	$96,926	$85,718

Included within inventory at March 31, 2026 is $16.7 million of depreciation and depletion (December 31, 2025 — $17.3 million).

During the three months ended March 31, 2026, inventories recognized as an expense totaled $137.3 million (three months ended March 31, 2025 — $63.9 million) and are included within cost of sales.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

9.	VALUE ADDED TAXES RECOVERABLE

	March 31, 2026	December 31, 2025
Canada	$15,923	$7,991
Mexico	6,961	8,693
	$22,884	$16,684

10.	ACQUISITION OF MUSSELWHITE MINE

On February 28, 2025, the Company acquired all the outstanding shares of a wholly-owned subsidiary ("Musselwhite Mine Ltd.") of Newmont Corporation that owned a 100% interest in the Musselwhite Mine in northern Ontario (the "Transaction"). We accounted this acquisition as a business combination under IFRS 3 «Business Combinations».

Consideration for the purchase consisted of an upfront payment of $810 million (subject to customary adjustments for working capital and timing of closing) and up to $40 million in contingent consideration. The upfront payment was financed through the following sources:

•	$250 million from a syndicate of lenders comprised of the Bank of Nova Scotia, the Bank of Montreal, the Canadian Imperial Bank of Commerce and ING Capital LLC, (consisting of $150 million from the Amended Revolving Facility and $100 million from the Term Facility) (note 15(a)),

•	$360 million gold prepayment (the “Gold Prepayment”) from a syndicate of lenders (note 16), and

•	$200 million in senior unsecured convertible notes (the “Convertible Notes”) (note 15(b)).

The contingent consideration consists of:

•	$20 million to be paid if the average spot price of gold exceeds $2,900/oz for the one-year period ending February 28, 2026, and

•	$20 million to be paid if the average spot price of gold exceeds $3,000/oz for the one-year period ending February 28, 2027.

The purchase consideration was calculated as follows:

Upfront cash payments made by the Company	$794,130
Fair value of contingent consideration (note 13(a))	17,000
Total purchase consideration	$811,130

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The following table sets out the allocation of the purchase consideration to the assets acquired and liabilities assumed based on estimated fair values:

Trade and other receivables	$4,636
Value added taxes recoverable	15
Inventory	38,847
Prepaid expenses	84
Property, plant and equipment	1,097,442
Trade payables and accrued liabilities	(42,280)
Site closure provision	(49,709)
Deferred tax liabilities	(237,905)
Total assets acquired and liabilities assumed, net	$811,130

11.	EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the South Carlin Complex in Nevada, United States, and the Cerro Quema Project in Panama.

	South Railroad	Cerro Quema	Total
At December 31, 2025 and March 31, 2026	$171,948	$10,000	$181,948

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	PROPERTY, PLANT AND EQUIPMENT

	Producing mineral property	Deferred stripping	Buildings	Machinery and equipment	Other assets	Other right of use assets	CIP [1]	Total
Cost
At January 1, 2025	$142,461	$—	$83,477	$56,943	$3,535	$3,235	$5,341	$294,992
Additions	82,409	5,025	1,845	13,583	6,896	10,782	12,748	133,288
Transfers	1,306	—	1,224	2,202	216	—	(4,948)	—
Acquisition of Musselwhite Mine	883,296	—	50,691	155,483	4,506	—	3,466	1,097,442
Change in site closure provision (note 18)	43,838	—	—	—	—	—	—	43,838
Due to changes in exchange rates	—	—	—	—	(1)	(3)	—	(4)
Disposals	—	—	(571)	(2,514)	(137)	(517)	—	(3,739)
At December 31, 2025	1,153,310	5,025	136,666	225,697	15,015	13,497	16,607	1,565,817
Additions	30,122	—	—	1,325	8	6,186	18,065	55,706
Transfers	317	—	225	1,852	245	—	(2,639)	—
Change in site closure provision (note 18)	(1,750)	—	—	—	—	—	—	(1,750)
Derecognition	—	—	—	—	—	(60)	—	(60)
Disposals	—	—	(12)	(1,206)	(472)	(78)	—	(1,768)
At March 31, 2026	$1,181,999	$5,025	$136,879	$227,668	$14,796	$19,545	$32,033	$1,617,945

Accumulated depreciation
At December 31, 2024	$43,823	$—	$26,595	$19,139	$1,786	$1,064	$—	$92,407
Disposals	—	—	(79)	(2,183)	(74)	(309)	—	(2,645)
Depletion and depreciation	114,636	205	14,577	22,316	1,666	1,916	—	155,316
At December 31, 2025	158,459	205	41,093	39,272	3,378	2,671	—	245,078
Disposals	—	—	—	(300)	(60)	(78)	—	(438)
Depletion and depreciation	35,896	149	3,408	6,597	512	822	—	47,384
At March 31, 2026	$194,355	$354	$44,501	$45,569	$3,830	$3,415	$—	$292,024

Net book value
At December 31, 2025	$994,851	$4,820	$95,573	$186,425	$11,637	$10,826	$16,607	$1,320,739
At March 31, 2026	$987,644	$4,671	$92,378	$182,099	$10,966	$16,130	$32,033	$1,325,921

1 CIP = Construction in progress

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

13.	DERIVATIVE CONTRACTS

	Gold forward contracts	Currency contracts	Redemption right asset	Contingent consideration liability	Warrants liability	Total
			note 13(c)	note 13(a)	note 13(b)
At January 1, 2025	$3,138	$—	$—	$—	$—	$3,138
Recognized at February 28, 2025 (note 15(b))	—	—	18,000	(17,000)	(50,000)	(49,000)
Change in fair value during the year	(26,725)	—	14,000	(21,010)	(112,000)	(145,735)
Settled during the year	23,587	—	—	—	—	23,587
Changes in fair value of hedging instruments	—	(889)	—	—	—	(889)
Hedging gains and losses transferred to inventory	—	762	—	—	—	762
At December 31, 2025	—	(127)	32,000	(38,010)	(162,000)	(168,137)
Settled during the period	—	—	(2,992)	20,000	3,122	20,130
Changes in fair value of hedging instruments	—	(1,436)	—	—	—	(1,436)
Hedging gains and losses transferred to inventory	—	250	—	—	—	250
Change in fair value during the period	—	—	3,992	(520)	(50,122)	(46,650)
At March 31, 2026	$—	$(1,313)	$33,000	$(18,530)	$(209,000)	$(195,843)

Presented as:
Current assets	$—	$—	$33,000	$—	$—	$33,000
Current liabilities	—	(1,313)	—	(18,530)	(209,000)	(228,843)
At March 31, 2026	$—	$(1,313)	$33,000	$(18,530)	$(209,000)	$(195,843)

(a)	Contingent consideration

The consideration for the purchase of Musselwhite Mine Ltd. includes contingent consideration comprising (i) a payment of $20 million if the average spot price of gold exceeds $2,900 per ounce during the one-year period ending February 28, 2026, and (ii) an additional $20 million if the average spot price of gold exceeds $3,000 per ounce during the one-year period ending February 28, 2027. Accordingly, the maximum payment possible under this contingent consideration is $40 million.

During the three months ended March 31, 2026, the condition associated with the first contingent payment was met, and the Company paid $20 million on March 12, 2026. As a result, the liability associated with this portion of the contingent consideration has been extinguished.

The remaining contingent consideration of up to $20 million continues to be recognized as a financial liability and is measured at fair value at each reporting date.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

In accordance with IFRS 3 «Business Combinations», contingent consideration is recognized at its acquisition date fair value. Subsequent changes in the fair value of contingent consideration that are within the scope of IFRS 9 «Financial Instruments» and do not relate to information existing at the acquisition date are recognized in profit or loss.

The fair value of the remaining contingent consideration is estimated using a Monte Carlo simulation model, which simulates future gold prices under the assumption that gold prices follow a Geometric Brownian Motion in a risk-neutral framework.

(b)	Warrants liability

Pursuant to the issuance of the convertible notes (note 15), the Company issued 23,392,397 common share purchase warrants on February 28, 2025. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of C$11.50 per common share. The warrants will expire on February 28, 2030.

Under IAS 32 «Financial Instruments: Presentation», the warrants do not meet the criteria for classification as equity because they are denominated in a currency other than the Company’s functional currency. As a result, we account for these warrants as derivative financial liabilities in accordance with IFRS 9 «Financial Instruments» and measure them at fair value through profit or loss at each reporting date. We present the warrant liability as a current liability on our balance sheet.

	Number	Fair value
At January 1, 2025	—	$—
Issued	23,392,397	50,000
Change in fair values during the year	—	112,000
At December 31, 2025	23,392,397	162,000
Exercised	(396,202)	(3,122)
Change in fair values during the period	—	50,122
At March 31, 2026	22,996,195	$209,000

The fair value of the warrant liability was estimated using the binomial tree method, using the following key assumptions:

	March 31, 2026		December 31, 2025
Volume weighted average price	C$	22.05	C$	18.50
Exercise price	C$	11.50	C$	11.50
Implied volatility		50.0%		45.0%
Risk-free interest rate		3.0%		2.9%
Term to maturity (years)		3.9		4.2

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Redemption Right

As part of the issuance of the convertible notes on February 28, 2025 (note 15(b)), the Company retained a contractual redemption right, under which it may prepay the convertible notes at its discretion after the 18-month anniversary of issuance, provided that the 20-day volume-weighted average price (“VWAP”) of the Company’s common shares is at least 130% of the conversion price in effect at the time of redemption.

This embedded redemption feature is considered a derivative instrument that is not closely related to the host debt contract and is accounted for separately under IFRS 9 «Financial Instruments». Accordingly, the redemption right is recognized as a derivative financial asset and measured at fair value through profit or loss.

The fair value of the redemption right considers factors such as the prevailing market price of the Company’s shares, share price volatility, time to maturity, credit risk, and the likelihood of meeting the VWAP redemption condition.

14.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2026	December 31, 2025
Trade payables and accrued trade liabilities	$72,354	$54,424
Royalties payable	33,526	26,936
Payroll related	30,255	19,527
Current portion of lease obligations (note 17)	6,082	4,173
Dividends payable	—	5,102
Other	1,346	1,762
	$143,563	$111,924

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	LONG TERM DEBT

	Revolving facility	Term facility	Convertible notes	Total
	note 15(a)	note 15(a)	note 15(b)
At January 1, 2025	—	—	—	—
Advances	150,000	100,000	—	250,000
Proceeds for liability component of convertible notes issued	—	—	167,000	167,000
Loan repayments	(60,000)	(5,000)	—	(65,000)
Transaction costs paid	(1,186)	—	—	(1,186)
Accretion expense	330	—	4,591	4,921
Interest expense	7,534	6,233	7,545	21,312
Interest paid	(7,534)	(6,233)	(7,545)	(21,312)
At December 31, 2025	$89,144	$95,000	$171,591	$355,735
Conversion	—	—	(16,085)	(16,085)
Loan repayments	(30,000)	(5,000)	—	(35,000)
Accretion expense	99	—	1,324	1,423
Interest expense	1,188	1,612	2,078	4,878
Interest paid	(1,188)	(1,612)	(2,078)	(4,878)
At March 31, 2026	$59,243	$90,000	$156,830	$306,073

Current	$—	$20,000	$—	$20,000
Non-current	59,243	70,000	156,830	286,073
	$59,243	$90,000	$156,830	$306,073

(a)	Credit Facility

The Company has a senior secured credit facility (the “Credit Facility”) with a syndicate of lenders, comprised of a $100 million term facility (the “Term Facility”) and a $150 million revolving facility (the “Revolving Facility”). The Term Facility became available on February 28, 2025, and has a three-year term. The Company is required to make quarterly principal repayments of $5 million commencing on December 31, 2025, with the remaining balance due at maturity.

The Revolving Facility matures on August 27, 2027. Borrowings under the Revolving Facility bear interest at a rate based on term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.50% to 3.75%, depending on the Company’s leverage ratio at the end of each fiscal quarter. For the three months ended March 31, 2026, the average interest rate on the Revolving Facility was 6.8% per annum (three months ended March 31, 2025 – 7.9%).

The Company also pays a standby fee on the undrawn portion of the Revolving Facility at a rate ranging from 0.56% to 0.84%, depending on the leverage ratio. At March 31, 2026, there was an undrawn amount of $90 million under the Revolving Facility.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Credit Facility is secured by the Company’s present and future assets, property and proceeds thereof, other than the present and future assets of Minera Cerro Quema, which are excluded from the collateral package. Under the terms of the Credit Facility, the Company may not declare, pay or set aside dividends unless specified financial covenants and ratios are satisfied.

The Credit Facility contains customary affirmative and negative covenants, including the following financial covenants, each as defined in the related agreements:

•	leverage ratio of not more than 3.5;
•	interest service coverage ratio of not less than 4.0;
•	tangible net worth of not less than $278.6 million; and
•	minimum liquidity of not less than $15.0 million.

As at March 31, 2026, the Company was in compliance with these covenants.

(b)	Convertible notes

On February 28, 2025, the Company issued $200 million of unsecured senior convertible notes on a private placement basis. The convertible notes mature on March 1, 2030, and bear interest at 4.5% per annum, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The convertible notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a conversion price of C$7.90 per share at a fixed exchange rate of 1.40 C$/US$ (=US$5.64) per share, subject to certain anti-dilution adjustments.

After August 28, 2026, the Company may redeem the convertible notes at par together with accrued interest, provided that the 20-day volume weighted average price of the Company’s common shares is not less than 130% of the conversion price.

In the event of a change of control, the holders have the right to require the Company to purchase its outstanding convertible notes at a cash purchase price equal to the lesser of (a) all remaining interest payable from the date of redemption up to and including the maturity date plus 100% of the principal amount, and (b) all accrued and unpaid interest on the principal amount up to and including the redemption date plus 104.5% of the principal amount.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.	DEFERRED REVENUE

	Gold prepay arrangements	Silver stream arrangement	Total
At January 1, 2025	$—	$8,665	$8,665
Prepayments received	384,402	—	384,402
Gold delivered	(117,013)	—	(117,013)
Accretion expense	24,460	487	24,947
At December 31, 2025	291,849	9,152	301,001
Gold delivered	(35,834)	—	(35,834)
Accretion expense	5,860	120	5,980
At March 31, 2026	$261,875	$9,272	$271,147

Current	$129,215	$—	$129,215
Non-current	132,660	9,272	141,932
	$261,875	$9,272	$271,147

Gold prepay arrangements

On February 26, 2025, the Company entered into gold prepay agreements with a syndicate of lenders.

The gold prepay arrangements are accounted for as contracts with customers in accordance with IFRS 15 «Revenue from Contracts with Customers» because these contracts will be fulfilled by the Company, over time, by delivering its own production to the counterparties as per the gold prepay arrangement.

The carrying amount of the deferred revenue is accreted to the estimated transaction price using an average effective interest rate of 8.4%. The estimated transaction price is determined based on the gold forward prices from accepted market resources. As gold is delivered to the lenders each month, revenue is credited to profit or loss, and the offsetting amount is charged to deferred revenue.

Deliveries during the period

	Three months ended March 31
	2026	2025
Ounces delivered into the prepay agreements	12,074	4,025
Revenue recognized	$35,834	$11,535

As at March 31, 2026, there were a total of 92,567 ounces of gold remaining to be delivered to the lenders at a rate of approximately 4,025 ounces per month until February 2028.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles, and buildings. Leases of mining equipment generally have lease terms of three years, while vehicles and buildings generally have lease terms between three and five years.

(a)	Lease obligations

At January 1, 2025	$2,179
Additions	10,780
Interest expense (note 7)	529
Lease payments	(3,018)
Derecognition	(64)
Due to changes in exchange rates	114
At December 31, 2025	10,520
Additions	6,186
Interest expense (note 7)	214
Lease payments	(1,401)
Derecognition	(60)
Due to changes in exchange rates	(243)
At March 31, 2026	$15,216

Current	$6,082
Non-current	9,134
$15,216

(b)	Lease expenses recognized

	Three months ended March 31
	2026	2025
Interest on lease liabilities	$214	$49
Variable lease payments not included in the measurement of lease liabilities	5,707	5,778
Expenses relating to short-term leases	398	202
Expenses relating to leases of low-value assets, excluding short-term leases	14	13
	$6,333	$6,042

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	SITE CLOSURE PROVISIONS

	Musselwhite Mine	Camino Rojo	Nevada projects	Cerro Quema Project	Total
At January 1, 2025	$—	$6,553	$2,708	$500	$9,761
Acquisition of Musselwhite Mine	49,709	—	—	—	49,709
Required remeasurement under IAS 37	46,462	—	—	—	46,462
Changes in cost estimates	(3,197)	573	474	—	(2,150)
Accretion during the year (note 7)	2,416	534	116	—	3,066
At December 31, 2025	95,390	7,660	3,298	500	106,848
Changes in cost estimates	(1,609)	(141)	—	—	(1,750)
Accretion during the period (note 7)	839	190	42	—	1,071
At March 31, 2026	$94,620	$7,709	$3,340	$500	$106,169

		Estimated settlement dates	Undiscounted risk-adjusted cash flows	Inflation rate	Discount rate
March 31, 2026	Musselwhite Mine	2029 to 2074	$119,282	2.0%	3.6%
	Camino Rojo	2033 to 2047	$13,617	4.0%	9.5%
	Nevada projects	2037 to 2039	$3,435	2.4%	4.1%
	Cerro Quema		$500	—	—

December 31, 2025	Musselwhite Mine	2029 to 2074	$121,310	2.0%	3.6%
	Camino Rojo	2033 to 2047	$13,072	3.7%	8.5%
	Nevada projects	2037 to 2039	$3,349	2.4%	4.0%
	Cerro Quema		$500	—	—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

19.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Warrants

The following summarizes information about shares issuable upon the exercise of warrants outstanding during the period.

Warrants classified as equity

	Shares issuable upon exercise					Weighted average exercise price
Expiry date	18-Dec-26		23-Feb-26		Total
Exercise price	C$	3.00	C$	7.94
At January 1, 2025		25,540,000		315,000	25,855,000	C$	3.06
Issued		—		—	—	C$	—
Exercised		(16,012,500)		(133,875)	(16,146,375)	C$	3.04
At December 31 2025		9,527,500		181,125	9,708,625	C$	3.09
Expired		—		(3,150)	(3,150)	C$	7.94
Exercised		(1,614,167)		(177,975)	(1,792,142)	C$	3.49
At March 31, 2026		7,913,333		—	7,913,333	C$	3.00

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Warrants classified as financial liabilities

	Shares issuable upon exercise		Weighted average exercise price
Expiry date	28-Feb-2030 (note 13(b))
Exercise price	C$	11.50
At January 1, 2025		—	C$	—
Issued		23,392,397	C$	11.50
At December 31 2025		23,392,397	C$	11.50
Exercised		(396,202)	C$	11.50
At March 31, 2026		22,996,195	C$	11.50

Because the parent entity’s functional currency was US dollars when these warrants were issued and these warrants are exercisable in Canadian dollars, we concluded these were financial liabilities.

20.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three months ended March 31, 2026 and 2025 as follows:

(a)	Basic

	Three months ended March 31
	2026	2025
Income (loss) for the period	$75,405	$(69,832)
Weighted average number of common shares (thousands)	344,190	322,350
Basic earnings (loss) per share	$0.22	$(0.22)

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Diluted

	Three months ended March 31
	2026	2025
Income (loss) for the period	$75,405	$(69,832)
Interest and accretion expense on convertible notes (note 7)	3,402	—
Income (loss) for the period - diluted	$78,807	$(69,832)

Weighted average number of common shares (thousands)	344,190	322,350
Dilutive potential ordinary shares:
Warrants	18,551	—
Options	1,321	—
Convertible notes	33,215	—
RSUs	865	—
DSUs	828	—
Bonus shares	500	—
Weighted average number of ordinary shares	399,470	322,350

Diluted earnings (loss) per share	$0.20	$(0.22)

Potential ordinary shares arising from conversion of convertible notes (12,602,000), warrants (17,838,000), stock options (1,587,000), RSUs (724,000), DSUs (898,000) and 500,000 bonus shares are not included in the calculation of diluted loss per share for the three months ended March 31, 2025, because their effect would have been anti-dilutive.

21.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended March 31
Share-based payments expense	2026	2025
Stock options (note 21(a))	$434	$227
Restricted share units (note 21(b))	662	306
Deferred share units (note 21(c))	760	689
Performance share units (note 21(d))	2,530	2,096
Share based payments expense	$4,386	$3,318

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options

Stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

	Three months ended March 31
	2026			2025
Stock options outstanding	Number	Weighted average exercise price		Number	Weighted average exercise price
Outstanding, January 1	2,079,955	C$	7.55	3,570,471	C$	4.95
Granted	333,940		19.17	361,355		13.10
Exercised	(25,837)		5.62	(1,436,533)		4.07
Expired, forfeited or cancelled	(10,098)		8.22	—		—
Outstanding, March 31	2,377,960	C$	9.20	2,495,293	C$	6.64

Vested, March 31	1,471,698	C$	6.22	1,473,942	C$	5.62

The stock options granted during the three months ended March 31, 2026 had a grant date fair value of C$2.8 million ($2.0 million) using the Black Scholes option pricing model with the following weighted average assumptions:

•	Share price at grant date ranging from C$19.13 to $22.37, expected volatility 48%, expected life - 5 years, risk free interest rates ranging from 3.0% to 3.2% and expected dividends – 0.4%.

Subsequent to the reporting period, 62,749 stock options were exercised, for gross proceeds to the Company of $0.3 million.

(b)	Restricted share units (“RSUs”)

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

	Three months ended March 31
Number of RSUs outstanding:	2026	2025
Outstanding, January 1	954,866	821,040
Awarded	222,350	383,066
Vested and settled	(261,785)	(98,271)
Forfeitures	(46)	(12,849)
Outstanding, March 31	915,385	1,092,986

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

		Number vesting in the year
Number of RSUs outstanding:	Total	Vested but not issued	2025	2026	2027	2028	2029
Outstanding, March 31, 2025	1,092,986		376,470	352,266	254,228	110,022	—
Outstanding, March 31, 2026	915,385	261,216	—	77,385	319,213	183,731	73,840

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. All RSU’s outstanding were accounted for as equity-settled, as none were settled in cash.

We measured the fair value of our RSUs awarded during the year using the observable market price of our common shares on the measurement date. The weighted average price of RSUs awarded during the three months ended March 31, 2026 was C$19.14 (three months ended March 31, 2025 – C$13.11).

(c)	Deferred share units (“DSUs”)

DSUs are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

	Three months ended March 31
Number of DSUs outstanding:	2026	2025
Outstanding, January 1	824,477	894,903
Awarded and vested immediately	54,287	75,570
Outstanding, March 31	878,764	970,473

Vested, March 31	878,764	970,473

(d)	Performance share units (“PSUs”)

In March 2023, the Board of Directors approved a PSU plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We charge or credit to earnings at each reporting period the change in fair value of the PSU liability. This fair value is generally dependent on quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

We valued our PSU liabilities using a Monte Carlo model leading to a standard error of less than 1%. As at March 31, 2026, the PSU liability totaled $9.0 million of which $7.9 million was included in trade payables and accrued liabilities and $1.1 million was included in other long term liabilities (December 31, 2025 – $2.3 million included in trade payables and accrued liabilities and $4.2 million included in other long term liabilities).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

During the three months ended March 31, 2026, the Company awarded a total of 123,313 PSUs.

	Three months ended March 31
Number of PSUs outstanding:	2026	2025
Outstanding, January 1	683,513	522,876
Awarded during the period	123,313	160,637
Paid in cash during the period	—	—
Outstanding, March 31	806,826	683,513

Vested, March 31	198,920	—

Subsequent to the reporting period, 198,920 of PSUs were settled in cash, for a payment of $2.6 million.

(e)	Bonus shares

There are 500,000 common shares which were awarded to the non-executive Chairman of the Company as bonus shares, which vested on June 18, 2020. Although the bonus shares have vested, they will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

22.	RELATED PARTY TRANSACTIONS

The Company’s related parties comprise key management personnel and, until December 5, 2025, Fairfax Financial Holdings Limited and its subsidiaries.

•	Key management personnel consist of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Sustainability Officer, the Senior Vice President, Exploration, and the members of the Company’s Board of Directors.

•	Fairfax Financial Holdings Limited, together with its subsidiaries (“Fairfax”), became a related party of the Company on February 28, 2025, when Fairfax acquired a portion of the Company’s convertible notes (note 15(b)) and related warrants (note 13(b)). Fairfax was considered to have significant influence over the Company from that date until December 5, 2025 as a result of its existing and exercisable potential voting rights. On December 5, 2025, Fairfax disposed of a number of shares such that its existing and exercisable potential voting rights no longer conferred significant influence over the Company. Accordingly, Fairfax ceased to be a related party from that date.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key management personnel

Compensation to key management personnel was as follows:

	Three months ended March 31
	2026	2025
Salaries and short-term incentives	$491	$2,276
Directors’ fees	169	142
Share based payments	1,123	944
	$1,783	$3,362

(b)	Transactions

During the three months ended March 31, 2025, the Company paid $0.6 million in interest on the convertible notes to Fairfax Financial Holdings Limited and its subsidiaries.

The Company had no other material transactions with related parties other than key management personnel during the three months ended March 31, 2026, and 2025.

(c)	Outstanding balances at the reporting date

Key management personnel estimated accrued short term incentive compensation totaled $2.6 million and is included in accrued liabilities (December 31, 2025 – $1.9 million). In addition, the Company has recognized an estimated long-term incentive compensation liability related to PSUs of $9.0 million (note 21(d)), of which $2.6 million was paid subsequent to the reporting period on April 15, 2026.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash

Cash consists of bank current accounts and cash on hand.

(b)	Changes in non-cash working capital

	Three months ended March 31
	2026	2025
Accounts receivable and prepaid expenses	$2,647	$(2,939)
Inventory	(11,727)	6,824
Value added taxes recoverable	(6,141)	(1,171)
Trade payables and accrued liabilities	24,122	7,521
Changes in non-cash working capital	$8,901	$10,235

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Non-cash investing and financing activities

	Three months ended March 31
	2026	2025
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$41	$1,734
Warrants exercised, credited to share capital with an offset to reserves and warrants liability	3,544	98
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	1,693	440

Investing activities
Initial recognition of right of use assets, with an offset to lease obligation	6,186	197

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

24.	SEGMENT INFORMATION

(a)	Geographic segments

We conduct our activities in four geographic areas: Canada, Mexico, USA, Panama, and our corporate offices are in Canada.

(b)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions and assessing their performance.

The Company has five operating segments: (1) Musselwhite Mine, (2) the Camino Rojo Mine, (3) the Nevada projects, (4) the Cerro Quema project, and (5) the corporate office.

The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early-stage exploration projects.

Income (loss) for the period by segment

Three months ended March 31, 2026	Mussel- white Mine	Camino Rojo	South Carlin	Cerro Quema	Corporate	Total
Provided to the CODM on a per-segment basis
External revenue	$254,657	$88,390	$—	$—	$35,833	$378,880
Intersegment revenue	58,928	—	—	—	(58,928)	—
Operating costs	(73,417)	(21,990)	—	—	—	(95,407)
Royalties	(9,817)	(2,630)	—	—	—	(12,447)
Exploration and evaluation expenses	(1,076)	(907)	(2,757)	(1,181)	(111)	(6,032)
General and administrative expenses	—	—	—	—	(11,481)	(11,481)
Segment profit (loss) as provided to the CODM	229,275	62,863	(2,757)	(1,181)	(34,687)	253,513
Reconciling items to net income before tax expense
Depletion and depreciation						(47,728)
Interest income						3,834
Depreciation						(174)
Share based payments						(4,386)
Interest and accretion expense						(13,714)
Fair value adjustments on financial instruments						(46,650)
Foreign exchange and other gain (loss)						(1,080)
Income before tax expense, for the period						$143,615

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Three months ended March 31, 2025	Mussel- white Mine	Camino Rojo	South Carlin	Cerro Quema	Corporate	Total
Provided to the CODM on a per-segment basis
External revenue	$—	$93,054	$—	$—	$47,616	$140,670
Intersegment revenue	48,257	—	—	—	(48,257)	—
Operating costs	(27,289)	(20,983)	—	—	—	(48,272)
Royalties	(580)	(2,765)	—	—	—	(3,345)
Exploration and evaluation expenses	(225)	(1,534)	(3,542)	(3,443)	(135)	(8,879)
General and administrative expenses	—	—	—	—	(15,802)	(15,802)
Segment profit (loss) as provided to the CODM	20,163	67,772	(3,542)	(3,443)	(16,578)	64,372
Reconciling items to net income before tax expense
Depletion and depreciation						(16,799)
Interest income						1,825
Depreciation						(120)
Share based payments						(3,318)
Interest and accretion expense						(6,799)
Fair value adjustments on financial instruments						(80,725)
Foreign exchange and other gain (loss)						(2,443)
Loss before tax expense, for the period						$(44,007)

Assets by geographic segment

At March 31, 2026	Canada	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	$1,119,626	$180,096	$24,693	$—	$1,506	$1,325,921
Exploration and evaluation properties	—	—	171,948	10,000	—	181,948
Additions to non-current assets	38,112	1,646	14,190	—	8	53,956
Inventories	51,845	45,081	—	—	—	96,926
Total assets	1,389,512	422,389	198,448	10,851	86,243	2,107,443

At December 31, 2025	Canada	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	$1,123,187	$185,365	$10,594	$—	$1,593	$1,320,739
Exploration and evaluation properties	—	—	171,948	10,000	—	181,948
Additions to non-current assets	147,919	17,493	10,239	—	1,475	177,126
Inventories	43,482	42,236	—	—	—	85,718
Total assets	1,409,519	401,944	185,135	10,826	70,909	2,078,333

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

25.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets.

To support its capital management objectives, the Company has a planning, budgeting and forecasting process in place to ensure necessary liquidity to meet its operating and growth plans.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration, and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

26.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1. The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The carrying values of cash, accounts receivable, trade payables and accrued liabilities, and restricted cash approximate their fair values due to the short-term nature of the instruments.

At March 31, 2026, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	Amortized cost	$427,349	—	—	—
Accounts receivable	FVPTL	5,474	68	5,406	—
Restricted cash	Amortized cost	2,290	—	—	—
Derivative assets	FVTPL	33,000	—	33,000	—

Financial liabilities
Trade payables and accrued liabilities	Amortized cost	136,779	—	—	—
Credit facility	Amortized cost	149,243	—	150,000	—
Convertible notes	Amortized cost	156,830	—	157,000	—
Derivative liabilities (note 13)	FVTPL	228,843	—	228,843	—

At December 31, 2025, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	Amortized cost	$420,776	—	—	—
Accounts receivable	FVPTL	6,251	58	6,193	—
Restricted cash	Amortized cost	2,305	—	—	—
Derivative assets	FVTPL	32,000	—	32,000	—

Financial liabilities
Trade payables and accrued liabilities	Amortized cost	101,618	—	—	—
Credit facility	Amortized cost	184,144	—	185,000	—
Convertible notes	Amortized cost	171,591	—	175,000	—
Derivative liabilities (note 13)	FVTPL	200,137	—	200,137	—

The fair values of the Credit Facility and the convertible notes were determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk. The fair value of trade receivables from provisional invoices for concentrate sales is determined using quoted forward rates derived from observable market data based on the month of expected settlement.

The fair value of the Credit Facility at March 31, 2026 was estimated at $150.0 million using a discount rate of 7.5% (December 31, 2025 — $185.0 million using a discount rate of 7.4%).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The fair value of the convertible notes at March 31, 2026, was estimated at $157.0 million using a discount rate of 8.9% (December 31, 2025 —$175.0 million using a discount rate of 8.3%).

We determined that no transfers occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

27.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Musselwhite Mine, Camino Rojo and South Railroad. At March 31, 2026, these outstanding purchase orders and contracts totaled approximately $105.7 million (December 31, 2025 – $11.2 million).

The Company is committed to making severance payments totaling approximately $8.4 million (December 31, 2025 – $9.7 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)	Contingencies

An ecological tax implemented by the state legislature of Zacatecas could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to tonnes of waste material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. The Company has received assessments related to previous periods in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, we have filed the appropriate appeals. We expect this matter will be resolved by judicial process. As the outcome of these events is not determinable, no amounts have been accrued in respect of this tax.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2026 and 2025

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

28.	INCOME TAXES

Tax expense consists of (i) current income tax on taxable income, (ii) Ontario mining tax, (iii) special mining duty ("SMD") on income subject to SMD, and (iv) withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company, as well as (v) deferred income tax, (vi) deferred Ontario mining tax and (vii) deferred special mining duty.

	Three months ended March 31
	2026	2025
Current income tax	$55,263	$18,000
Mexican Special Mining Duty	5,358	5,405
Ontario Mining Tax	8,613	1,091
Withholding tax	—	1,513
Deferred income tax expense (recovery)	(345)	(618)
Deferred Mexican Special Mining Duty	(210)	(86)
Deferred Ontario Mining Tax	(469)	520
Tax expense	$68,210	$25,825

29.	EVENTS AFTER THE REPORTING PERIOD

(a)	Exercise of stock options

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of options (note 21(a)).

(b)	Settlement of PSUs

Subsequent to the reporting period, 198,920 of PSUs were settled in cash, for a payment of $2.6 million (note 21(d)).

(c)	Revolving facility principal payment

Subsequent to the reporting period, the Company made a principal repayment of $30 million on the Revolving Facility (note 15(a)).